SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2006

TELEMIG CELULAR PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

TELEMIG CELLULAR HOLDING COMPANY
(Translation of Registrant's name into English)

SCN QUADRA 3, Bloco A, Sobreloja
70713-000 Brasilia — DF,
Brazil
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

Leonardo Dias
Associate Director of Investor Relations
Ldias@telepart.com.br
Phone: 55 61 3429-5673

TELEMIG CELULAR PARTICIPAÇÕES S.A.
ANNOUNCES CHANGE IN SENIOR MANAGEMENT

Brasília, February 23, 2006 - Telemig Celular Participações S.A. (BOVESPA: TMCP3 (ON); TMCP4 (PN); NYSE: TMB), the holding company of Telemig Celular S.A., the provider of cellular telecommunications services in the State of Minas Gerais, today announced that Mr. Ricardo Perpetuo has decided to leave his position of Chief Financial Officer and Head of Investor Relations at Telemig Celular Participações S.A.

In the interim, according to the Company’s By-Law, Mr. Antônio José Ribeiro dos Santos, the Chief Executive Officer, will fulfill the CFO and Head of Investor Relations duties of Telemig Celular Participações S.A. until the Board of Directors appoints a new holder to this position.

This press release contains forward-looking statements. Such statements are not statements of historical fact, and reflect the beliefs and expectations of the Company's management. The words "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "predicts," "projects" and "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include those resulting from the short history of the Company's operations as an independent, private-sector, entity and the introduction of competition to the Brazilian telecommunications sector, as well as those relating to the cost and availability of financing, the performance of the Brazilian economy generally, the levels of exchange rates between Brazilian and foreign currencies and the Federal Government's telecommunications policy. Accordingly, the actual results of operations of the Company may be different from the Company's current expectations, and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 23, 2006

TELEMIG CELULAR PARTICIPAÇÕES S.A.

By:	/s/ Ricardo Del Guerra Perpetuo

Name:	Ricardo Del Guerra Perpetuo
Title:	Chief Financial Officer and
Head of Investor Relations